UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CorpBanca announced the closing of its previously announced offering of 10,680,200,621 common shares, including common shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside the Republic of Chile (“Chile”). An additional 1,335,032,639 common shares, including common shares in the form of ADSs, were offered by Mr. Fernando Aguad Dagach (the “selling shareholder”).

The details of the closing are included in the press release issued by CorpBanca on this date, which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Cristián Canales Palacios
Name:	Cristián Canales Palacios
Title:	Director – Legal & Control

Date: January 18, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated January 18, 2013, announcing the closing of the previously announced offering of 10,680,200,621 common shares, including common shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside the Republic of Chile (“Chile”). An additional 1,335,032,639 common shares, including common shares in the form of ADSs, were offered by Mr. Fernando Aguad Dagach (the “selling shareholder”).